                                   EXHIBIT 9

                           CLASS C CLASS PERCENTAGES

     The "Minimum Target Principal Balance" for the class C notes will be determined as:

     Minimum Target Principal Balance = MCP X (ENCB + (NDAF X NNCB))

where:

     MCP = the "Minimum Class Percentage" as set forth in this Exhibit 9 ENCB = the outstanding balance of the subclass C-1 notes on the closing date of the offering of the New Notes
     NNCB = the outstanding balance of the subclass C-2 notes on the closing date of the offering of the New Notes and NDAF = the Non Delivery Adjustment Factor for that payment date.

     The "Scheduled Target Principal Balance" for the class C notes will be determined as:

     Scheduled Target Principal Balance = SCP X (ENCB + (NDAF X NNCB))

where:

     SCP = the "Scheduled Class Percentage" as set forth in this Exhibit 9 ENCB = the outstanding balance of the subclass C-1 notes on the closing date of the offering of the New Notes
     NNCB = the outstanding balance of the subclass C-2 notes on the closing date of the offering of the New Notes and NDAF = the Non Delivery Adjustment Factor for that payment date.

                             CLASS C             CLASS C
PAYMENT DATE                 MINIMUM            SCHEDULED
OCCURRING IN                PERCENTAGE          PERCENTAGE
------------             ----------------    ----------------
July 2000............          100.00%             100.00%
August 2000..........          100.00%              99.99%
September 2000.......          100.00%              99.96%
October 2000.........           99.99%              99.92%
November 2000........           99.98%              99.87%
December 2000........           99.97%              99.80%
January 2001.........           99.96%              99.72%
February 2001........           99.94%              99.64%
March 2001...........           99.92%              99.54%
April 2001...........           99.90%              99.42%
May 2001.............           99.87%              99.30%
June 2001............           99.84%              99.17%
July 2001............           99.81%              99.03%
August 2001..........           99.77%              98.88%
September 2001.......           99.73%              98.72%
October 2001.........           99.69%              98.55%
November 2001........           99.64%              98.36%
December 2001........           99.59%              98.17%
January 2002.........           99.53%              97.97%
February 2002........           99.47%              97.76%
March 2002...........           99.41%              97.55%
April 2002...........           99.34%              97.32%
May 2002.............           99.27%              97.08%
June 2002............           99.20%              96.84%
July 2002............           99.12%              96.58%
August 2002..........           99.04%              96.32%
September 2002.......           98.95%              96.05%
October 2002.........           98.87%              95.77%
November 2002........           98.77%              95.48%
December 2002........           98.67%              95.18%
January 2003.........           98.57%              94.88%
February 2003........           98.47%              94.56%
March 2003...........           98.36%              94.24%
April 2003...........           98.24%              93.91%
May 2003.............           98.12%              93.57%
June 2003............           98.00%              93.22%
July 2003............           97.87%              92.86%
August 2003..........           97.74%              92.50%
September 2003.......           97.61%              92.13%
October 2003.........           97.47%              91.75%
November 2003........           97.32%              91.36%
December 2003........           97.17%              90.96%
January 2004.........           97.02%              90.56%
February 2004........           96.87%              90.15%
March 2004...........           96.70%              89.73%
April 2004...........           96.54%              89.30%
May 2004.............           96.37%              88.86%
June 2004............           96.19%              88.42%
July 2004............           96.01%              87.97%
August 2004..........           95.83%              87.51%
September 2004.......           95.64%              87.04%
October 2004.........           95.45%              86.57%
November 2004........           95.25%              86.08%
December 2004........           95.05%              85.59%
January 2005.........           94.85%              85.10%

                             CLASS C             CLASS C
PAYMENT DATE                 MINIMUM            SCHEDULED
OCCURRING IN                PERCENTAGE          PERCENTAGE
------------             ----------------    ----------------
February 2005........           94.63%              84.59%
March 2005...........           94.42%              84.08%
April 2005...........           94.20%              83.56%
May 2005.............           93.97%              83.03%
June 2005............           93.75%              82.49%
July 2005............           93.51%              81.95%
August 2005..........           93.27%              81.40%
September 2005.......           93.03%              80.84%
October 2005.........           92.78%              80.28%
November 2005........           92.53%              79.71%
December 2005........           92.27%              79.13%
January 2006.........           92.01%              78.54%
February 2006........           91.74%              77.95%
March 2006...........           91.47%              77.35%
April 2006...........           91.20%              76.74%
May 2006.............           90.92%              76.12%
June 2006............           90.63%              75.50%
July 2006............           90.34%              74.87%
August 2006..........           90.04%              74.23%
September 2006.......           89.74%              73.58%
October 2006.........           89.44%              72.93%
November 2006........           89.13%              72.27%
December 2006........           88.81%              71.61%
January 2007.........           88.49%              70.93%
February 2007........           88.17%              70.25%
March 2007...........           87.84%              69.57%
April 2007...........           87.51%              68.87%
May 2007.............           87.17%              68.17%
June 2007............           86.82%              67.46%
July 2007............           86.47%              66.75%
August 2007..........           86.12%              66.02%
September 2007.......           85.76%              65.29%
October 2007.........           85.40%              64.56%
November 2007........           85.03%              63.81%
December 2007........           84.65%              63.06%
January 2008.........           84.28%              62.31%
February 2008........           83.89%              61.54%
March 2008...........           83.50%              60.77%
April 2008...........           83.11%              59.99%
May 2008.............           82.71%              59.21%
June 2008............           82.31%              58.42%
July 2008............           81.90%              57.62%
August 2008..........           81.48%              56.81%
September 2008.......           81.06%              56.00%
October 2008.........           80.64%              55.18%
November 2008........           80.21%              54.36%
December 2008........           79.77%              53.52%
January 2009.........           79.33%              52.68%
February 2009........           78.89%              51.84%
March 2009...........           78.44%              50.99%
April 2009...........           77.98%              50.13%
May 2009.............           77.52%              49.26%
June 2009............           77.06%              48.39%
July 2009............           76.59%              47.51%
August 2009..........           76.11%              46.62%

                             CLASS C             CLASS C
PAYMENT DATE                 MINIMUM            SCHEDULED
OCCURRING IN                PERCENTAGE          PERCENTAGE
------------             ----------------    ----------------
September 2009.......           75.63%              45.73%
October 2009.........           75.14%              44.83%
November 2009........           74.65%              43.92%
December 2009........           74.16%              43.01%
January 2010.........           73.65%              42.09%
February 2010........           73.15%              41.16%
March 2010...........           72.63%              40.23%
April 2010...........           72.12%              39.29%
May 2010.............           71.59%              38.35%
June 2010............           71.06%              37.39%
July 2010............           70.53%              36.44%
August 2010..........           69.99%              35.47%
September 2010.......           69.45%              34.50%
October 2010.........           68.90%              33.52%
November 2010........           68.34%              32.53%
December 2010........           67.78%              31.54%
January 2011.........           67.22%              30.55%
February 2011........           66.65%              29.54%
March 2011...........           66.07%              28.53%
April 2011...........           65.49%              27.51%
May 2011.............           64.90%              26.49%
June 2011............           64.31%              25.46%
July 2011............           63.71%              24.42%
August 2011..........           63.11%              23.38%
September 2011.......           62.50%              22.33%
October 2011.........           61.89%              21.27%
November 2011........           61.27%              20.21%
December 2011........           60.65%              19.14%
January 2012.........           60.02%              18.07%
February 2012........           59.38%              16.98%
March 2012...........           58.74%              15.90%
April 2012...........           58.09%              14.80%
May 2012.............           57.44%              13.70%
June 2012............           56.78%              12.59%
July 2012............           56.12%              11.48%
August 2012..........           55.45%              10.36%
September 2012.......           54.78%               9.24%
October 2012.........           54.10%               8.10%
November 2012........           53.42%               6.96%
December 2012........           52.73%               5.82%
January 2013.........           52.03%               4.67%
February 2013........           51.33%               3.51%
March 2013...........           50.62%               2.35%
April 2013...........           49.91%               1.18%
May 2013.............           49.19%               0.00%
June 2013............           48.47%
July 2013............           47.74%
August 2013..........           47.01%
September 2013.......           46.27%
October 2013.........           45.52%
November 2013........           44.77%

                             CLASS C             CLASS C
PAYMENT DATE                 MINIMUM            SCHEDULED
OCCURRING IN                PERCENTAGE          PERCENTAGE
------------             ----------------    ----------------
December 2013........           44.02%
January 2014.........           43.25%
February 2014........           42.49%
March 2014...........           41.71%
April 2014...........           40.94%
May 2014.............           40.15%
June 2014............           39.36%
July 2014............           38.57%
August 2014..........           37.76%
September 2014.......           36.96%
October 2014.........           36.14%
November 2014........           35.33%
December 2014........           34.50%
January 2015.........           33.67%
February 2015........           32.84%
March 2015...........           32.00%
April 2015...........           31.15%
May 2015.............           30.30%
June 2015............           29.44%
July 2015............           28.58%
August 2015..........           27.71%
September 2015.......           26.83%
October 2015.........           25.95%
November 2015........           25.07%
December 2015........           24.18%
January 2016.........           23.28%
February 2016........           22.37%
March 2016...........           21.46%
April 2016...........           20.55%
May 2016.............           19.63%
June 2016............           18.70%
July 2016............           17.77%
August 2016..........           16.83%
September 2016.......           15.89%
October 2016.........           14.94%
November 2016........           13.98%
December 2016........           13.02%
January 2017.........           12.06%
February 2017........           11.08%
March 2017...........           10.10%
April 2017...........            9.12%
May 2017.............            8.13%
June 2017............            7.13%
July 2017............            6.13%
August 2017..........            5.13%
September 2017.......            4.11%
October 2017.........            3.09%
November 2017........            2.07%
December 2017........            1.04%
January 2018.........            0.00%

                                       48